

August 16, 2022

Todd Lowen
Chief Financial Officer and Chief Operating Officer
The Music Acquisition Corporation
9000 W. Sunset Blvd #1500
Hollywood, CA 90069

      Re: The Music Acquisition Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed March 24, 2022
          File No. 001-39985

Dear Mr. Lowen:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction